------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number: 3235-0287
                                                  Expires: April 30, 1997
                                                  Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

--------------------------------------------------------------------------------
1.   Name and Address of Reporting Person*

    Berg                             Carl                E.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

    301 Conestoga Way
--------------------------------------------------------------------------------
                                    (Street)

    Henderson                        NV                   89015
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


--------------------------------------------------------------------------------
2.   Issuer Name and Ticker or Trading Symbol

          Valence Technology, Inc.; VLNC

--------------------------------------------------------------------------------
3.   IRS or Social Security Number of Reporting Person (Voluntary)


--------------------------------------------------------------------------------
4.   Statement for Month/Year

          02/00

--------------------------------------------------------------------------------
5.   If Amendment, Date of Original (Month/Year)


--------------------------------------------------------------------------------
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                          02/01/00       C               304,900     A      $5.05    4,113,629      I         Various
                                                                                                                          Entities
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   279,636      D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                 10.
                                                                                                       9.        Owner-
                                                                                                       Number    ship
                                                                                                       of        Form
              2.                                                                                       Deriv-    of
              Conver-                   5.                              7.                             ative     Deriv-   11.
              sion                      Number of                       Title and Amount               Secur-    ative    Nature
              or                        Derivative    6.                of Underlying      8.          ities     Secur-   of
              Exer-             4.      Securities    Date              Securities         Price       Bene-     ity:     In-
              cise    3.        Trans-  Acquired (A)  Exercisable and   (Instr. 3 and 4)   of          ficially  Direct   direct
              Price   Trans-    action  or Disposed   Expiration Date   ----------------   Deriv-      Owned     (D) or   Bene-
1.            of      action    Code    of(D)         (Month/Day/Year)            Amount   ative       at End    In-      ficial
Title of      Deriv-  Date      (Instr. (Instr. 3,    ----------------            or       Secur-      of        direct   Owner-
Derivative    ative   (Month/   8)      4 and 5)      Date     Expira-            Number   ity         Month     (I)      ship
Security      Secur-  Day/      ------  ------------  Exer-    tion               of       (Instr.     (Instr.   (Instr.  (Instr.
(Instr. 3)    ity     Year)     Code V  (A)   (D)     cisable  Date     Title     Shares   5)          4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Convertible   $5.05   10/18/99  P       1**           02/01/00 None*    Common    304,900  $1,500,000* 1**       I        By Berg
Note          Per                                                       Stock                                             and Berg
              Share                                                                                                       Enter-
                                                                                                                          prises,
                                                                                                                          LLC
------------------------------------------------------------------------------------------------------------------------------------
Convertible   $5.05   02/01/00  C             1       02/01/00 N/A*     Common    304,900  $1,539,750* 0         N/A
Note          Per                                                       Stock
              Share
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:


          /S/ CARL E. BERG                                   March 8, 2000
---------------------------------------------            -----------------------
      **Carl E. Berg                                              Date


* Explanation of Responses: Berg and Berg Enterprises, LLC, a California limited liability company, controlled by Carl E. Berg, lent Valence Technology, Inc. ("VT") $1,500,000, pursuant to a convertible note providing that from and after February 1, 2000, principal and accrued interest may be converted, at the option of the holder, into shares of VT common stock at a conversion price of $5.05 per share. The holder exercised the conversion privilege as of February 1, 2000. The note was redeemed by VT in exchange for 304,900 shares of common stock of VT, representing principal and accrued interest on the note of $1,539,750 through that date.

** The number of convertible securities is reported as "1" because the note is a single instrument.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                                                                          Page 2